

Mail Stop 3561

November 22, 2017

<u>Via E-mail</u>
Barry A. Hytinen
Chief Financial Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Re: Hanesbrands Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 3, 2017
File No. 001-32891

Dear Mr. Hytinen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining